Exhibit 99.2

Nuveen Funds Board of Directors Meeting

July 30-August 1, 2012

Item 9.	Annual review of fidelity bond coverage and consider approval of the joint participation in such policies and manner in which premiums are allocated.

To be voted upon separately by the Independent Board Members:

RESOLVED, that each Fund’s participation with other management investment companies advised by Nuveen Fund Advisors in the purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, and the payment by each Fund of that portion of the premium for such coverage as may be allocated to it in accordance with its proportionate share of the aggregate net assets of the covered funds, is hereby approved.

To be voted upon by the entire Board:

RESOLVED, that the officers of each Fund be and they hereby are, authorized and directed to make application for and maintain fidelity bond coverage for each Fund, jointly with such other Nuveen-managed funds as they, in their judgment, shall deem advisable and to enter into an agreement substantially in the form presented to this meeting with the other insured Funds concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940; and

FURTHER RESOLVED, that fidelity bond coverage insuring the Funds in the amount of $114 million, or such greater amounts as officers of the Funds may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount and is hereby approved; and

FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Funds is hereby designated the officer to make the filings and give the notices required by Paragraph (g) of Rule 17g-1.